UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

(RULE 14d-100)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 2)

Actel Corporation

(Name of Subject Company (Issuer))

Artful Acquisition Corp.

(Offeror)

A Wholly Owned Subsidiary of

Microsemi Corporation

(Parent of Offeror)

(Names of Filing Persons (identifying status as offeror, issuer or other person))

COMMON STOCK, $0.001 PAR VALUE PER SHARE

PREFERRED STOCK PURCHASE RIGHTS

(Title of Class of Securities)

004934105

(CUSIP Number of Class of Securities)

David Goren, Esq.

Microsemi Corporation

2381 Morse Avenue

Irvine, CA 92614

(949) 221-7100

(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

Copies to:

Warren T. Lazarow, Esq.

Loren J. Weber, Esq.

O’Melveny & Myers LLP

2765 Sand Hill Road

Menlo Park, CA 94025-7019

(650) 473-2600

CALCULATION OF FILING FEE

Transaction Valuation(1)	Amount of Filing Fee(2)
$684,848,486.16	$48,829.70

(1)	Estimated for purposes of calculating the amount of the filing fee only. This calculation assumes the purchase of 32,799,257 shares of common stock, $0.001 par value per share, of Actel Corporation (“Seller”), together with the associated preferred stock purchase rights issued in connection with and subject to the Preferred Stock Rights Agreement, dated as of October 17, 2003, between Seller and Wells Fargo Bank, N.A., as amended (such rights together with the shares of common stock, the “Company Shares”), at a purchase price of $20.88 per Company Share, net to the tendering shareholder in cash, without interest and subject to any required withholding of taxes. As of September 30, 2010, such Company Shares consisted of (i) 25,916,764 shares of common stock of Seller that were issued and outstanding; (ii) 5,153,974 shares of common stock of Seller potentially issuable upon conversion of outstanding stock options, (iii) 328,869 shares of common stock subject to outstanding restricted stock units and (iv) 1,399,650 shares of common stock subject to stock appreciation rights.
(2)	The filing fee was calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory #2 for fiscal year 2011, issued by the Securities and Exchange Commission on September 30, 2010, by multiplying the transaction value by 0.00007130.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $48,829.70	Filing Party: Microsemi Corporation and Artful Acquisition Corp.

Form of Registration No.: Schedule TO	Date Filed: October 4, 2010

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒Third-party tender offer subject to Rule 14d-1.	☐Issuer tender offer subject to Rule 13e-4.

☐Going-private transaction subject to Rule 13e-3.	☐Amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer.  ☐

*	If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (cross-border issuer tender offer).
☐	Rule 14d-1(d) (cross-border third-party tender offer).

This Amendment No. 2 (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO originally filed with the Securities and Exchange Commission on October 4, 2010 (together with any amendments and supplements thereto, including that certain Amendment No. 1 filed on October 12, 2010, the “Schedule TO”), by (i) Artful Acquisition Corp., a California corporation (“Purchaser”) and wholly owned subsidiary of Microsemi Corporation, a Delaware corporation (“Parent”), and (ii) Parent. The Schedule TO relates to the offer (the “Offer”) by Purchaser to purchase all of the outstanding shares of common stock, $0.001 par value per share (the “Company Stock”) of Actel Corporation, a California corporation (“Seller”), together with the associated preferred stock purchase rights (the “Company Rights”) issued in connection with and subject to the Preferred Stock Rights Agreement (as amended, the “Rights Agreement”), dated as of October 17, 2003, between Seller and Wells Fargo Bank, N.A. (which rights together with the shares of Company Stock are hereinafter collectively referred to as “Company Shares”), or such reduced amount of Company Shares as described herein, at a purchase price of $20.88 per Company Share, net to the tendering shareholder in cash, without interest and less any required withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase dated October 4, 2010 (together with any amendments and supplements thereto, the “Offer to Purchase”) and in the related Letter of Transmittal, copies of which are attached hereto as Exhibits (a)(1)(A) and (a)(1)(B), respectively.

The information set forth in the Offer to Purchase (as amended hereby), including Schedules I, II and III thereto, is hereby incorporated by reference in answer to Items 1 through 11 of the Schedule TO, except that such information is hereby amended and supplemented to the extent specifically provided herein.

Item 4.	Terms of the Transaction.

(i) The first clause of the first sentence of the fourth paragraph in Section 1 of the Offer to Purchaser entitled “Terms of the Offer” is hereby amended and restated in its entirety to read:

“Each of Parent and Purchaser expressly reserves the right at any time prior to the Expiration Date (except with respect to those conditions dependent upon the receipt of necessary governmental approvals, which conditions may be asserted at any time and from time to time) to increase the price per Company Share payable in the Offer, to waive any tender offer condition, or to amend, modify or supplement any of the tender offer conditions or terms of the Offer;”

(ii) The first sentence of the tenth paragraph in Section 1 of the Offer to Purchaser entitled “Terms of the Offer” is hereby amended and restated in its entirety to read:

“Any extension, delay, termination, waiver or amendment of the Offer will be followed promptly by public announcement if required.”

(iii) The first sentence of the first paragraph in Section 5 of the Offer to Purchaser entitled “Certain Material United States Federal Income Tax Consequences” is hereby amended and restated in its entirety to read:

“The following is a summary of the material United States federal income tax consequences of the Offer and the Merger to shareholders of Seller who are ‘United States persons’ (including U.S. citizens and domestic corporations) whose Company Shares are tendered and accepted for payment pursuant to the Offer or whose Company Shares are converted into the right to receive cash in the Merger.”

Items 4, 5, 6, 8 and 11.	Terms of the Transaction; Past Contacts, Transactions, Negotiations and Agreements; Purposes of the Transaction and Plans or Proposals; Interest in Securities of the Subject Company; Additional Information.

The penultimate paragraph in Section 12 of the Offer to Purchaser entitled “Purpose of the Offer; Plans for Seller” is hereby amended and restated in its entirety to read:

“The rights of Qualifying Shareholders and the procedures to be followed by shareholders desiring to exercise any available dissenters’ rights are governed by the provisions of Chapter 13 of the CGCL, a copy of which is attached hereto as Schedule III. If you wish to exercise dissenters’ rights or wish to preserve the right to do so, you should carefully read and strictly follow the procedures set forth in Schedule III.”

Items 4 and 11.	Terms of the Transaction; Additional Information.

(i) The introductory clause of the first sentence of the first paragraph in Section 15 of the Offer to Purchaser entitled “Conditions of the Offer” is hereby amended and restated in its entirety to read:

“Notwithstanding any other provisions of the Offer, but subject to the terms of the Merger Agreement and in addition to (and not in limitation of) Purchaser’s right to extend or amend the Offer at any time prior to the Expiration Date pursuant to the terms of the Merger Agreement, neither Parent nor Purchaser shall be required to accept for payment or, subject to any applicable rules and regulations of the SEC, pay for any Company Shares tendered pursuant to the Offer if (in each case, as determined subject to the principles of construction under applicable state law):”

(ii) The first paragraph following the specified conditions (a) through (j) in Section 15 of the Offer to Purchaser entitled “Conditions of the Offer” is hereby deleted in its entirety.

(iii) The first clause of the first sentence of the last paragraph in Section 15 of the Offer to Purchaser entitled “Conditions of the Offer” is hereby amended and restated in its entirety to read:

“Each of Parent and Purchaser expressly reserves the right at any time prior to the Expiration Date (except with respect to those conditions dependent upon the receipt of necessary governmental approvals, which conditions may be asserted at any time and from time to time) to increase the price per Company Share payable in the Offer, to waive any tender offer condition, or to amend, modify or supplement any of the tender offer conditions or terms of the Offer;”

(iv) Section 15 of the Offer to Purchaser entitled “Conditions of the Offer” is hereby amended and supplemented by adding the following new paragraph after the last paragraph of such Section 15:

“Any extension, delay, termination, waiver or amendment of the Offer will be followed promptly by public announcement if required. Such announcement, in the case of an extension, will be made no later than 9:00 a.m., New York City time, on the next business day after the previously scheduled Expiration Date, in accordance with the public announcement requirements of Rule 14e-1(d) under the Exchange Act. Subject to applicable law (including Rules 14d-4(d) and 14d-6(c) under the Exchange Act, which require that material changes be promptly disseminated to shareholders in a manner reasonably designed to inform them of such changes), and without limiting the manner in which Purchaser may choose to make any public announcement, Purchaser shall have no obligation to publish, advertise or otherwise communicate any such public announcement other than by issuing a press release to a national news service.”

Item 7.	Source and Amount of Funds or Other Consideration.

The first paragraph in Section 9 of the Offer to Purchaser entitled “Source and Amount of Funds” is hereby amended and restated in its entirety to read:

“Microsemi will provide Purchaser with sufficient funds to pay for all Company Shares accepted for payment in the Offer or to be acquired in the Merger. Microsemi and Purchaser estimate that approximately $550 million will be required to purchase all of the Company Shares pursuant to the Offer and the Merger, plus related transaction fees and expenses. Microsemi expects to fund the Offer and the Merger from the Facilities (as defined below) and cash on hand. In addition, pursuant to the Merger Agreement, Microsemi has the option to borrow up to $70 million from Seller in connection with the consummation of the Merger. However, the Offer is not conditioned upon Microsemi’s or Purchaser’s ability to obtain the Financing (as defined below). Subject to the terms and conditions of the Merger Agreement, Microsemi and Purchaser intend to consummate the Offer and the Merger irrespective of the availability of the Financing, through alternative financing, cash on hand or the issuance of other debt or equity securities. Microsemi and Purchaser have no specific alternative financing arrangements or alternative financing plans in connection with the Offer or the Merger.”

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: October 18, 2010	Artful Acquisition Corp.

	By:	/s/ JOHN W. HOHENER
	Name:	John W. Hohener
	Title:	Chief Financial Officer and Secretary

Date: October 18, 2010	Microsemi Corporation

	By:	/s/ JOHN W. HOHENER
	Name:	John W. Hohener
	Title:	Executive Vice President, Chief Financial Officer, Secretary and Treasurer

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